EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2021. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

At 30 September 2021
Capitalisation	£m

Equity
Ordinary shareholders’ equity	37,872
Other equity instruments	4,268
Non-controlling interests	95
Total equity	42,235

Indebtedness
Subordinated liabilities	8,388
Debt securities
Debt securities in issue	55,361
Liabilities held at fair value through profit or loss	6,647
Total debt securities	62,008
Total indebtedness	70,396

Total capitalisation and indebtedness	112,631
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 September 2021, all indebtedness was unsecured except for £21.7 billion of securitisation notes and covered bonds and £1.7 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of subordinated liabilities since 30 September 2021.
There has been no material change in the information set forth in the table above since 30 September 2021.